SEC Mail Processing Section
FEB 27 2009
Washington, DC
106

09055259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kashner Davidson Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 South Palm Avenue
(No. and Street)

Sarasota (City) Florida (State) 34236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melissa J. Rothenbach (941) 951-2626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Natherson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1801 Glengary Street, Floor 2 (Address) Sarasota (City) Florida (State) 34231 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa J. Rothenbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kashner Davidson Securities Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Amanda Marello
My Commission DD767552
Expires 03/11/2012

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street, Floor 2
Sarasota, Florida 34231-3694
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report

Board of Directors
Kashner Davidson Securities Corporation

We have audited the accompanying statements of financial condition of Kashner Davidson Securities Corporation (a Florida S Corporation) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kashner Davidson Securities Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company experienced a substantial loss in the firm trading accounts for the year ended December 31, 2008. The Company's ability to continue as a going concern is dependent upon the success of the Company in realizing profits from its trading account. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Natherson + Company, P.A.

Sarasota, Florida
February 19, 2009

Kashner Davidson Securities Corporation

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2008	2007
ASSETS		
Cash	$ 8,439	$ 18,266
Deposits with clearing agency	102,312	110,781
Accounts receivable:		
Clearing agency	12,771	17,436
Employees	4,700	12,390
Interest receivable	5,016	10,826
Securities owned:		
Marketable, at market value	434,556	1,553,972
Prepaid expenses	26,280	29,176
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	1,731	5,261
	$ 595,805	$ 1,758,108

The accompanying notes are an integral part of these statements.

	2008	2007
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 10,223	$ 143,421
Payable to clearing agency	198,424	784,414
Accrued salaries and commissions payable	4,129	22,747
	212,776	950,582
STOCKHOLDER'S EQUITY		
Common stock - 9,000 shares of $2.50 par value authorized, issued and outstanding	22,500	22,500
Additional paid-in capital	1,855,713	1,712,841
Accumulated deficit	(1,495,184)	(927,815)
	383,029	807,526
	$ 595,805	$ 1,758,108

Kashner Davidson Securities Corporation

STATEMENTS OF OPERATIONS

Years ended December 31,

	2008	2007
Revenue		
Commissions	$ 274,484	$ 362,651
Trading profits (losses)	(387,441)	431,081
Miscellaneous trading fees	53,354	67,470
Lease income	2,040	17,611
Interest and dividends	28,407	9,167
Other income	160,301	35,032
	131,145	923,012
Expenses		
Salaries and commissions	205,033	277,575
Advertising	250	375
Bad debt expense	873	-
Depreciation and amortization	2,351	3,268
Insurance	18,479	23,368
Interest	27,208	44,558
Maintenance	1,990	2,530
Miscellaneous	4,109	7,720
Office	22,408	17,546
Settlements	110,000	-
Professional fees	62,727	111,056
Retirement plan	5,672	9,267
Regulatory expenses	21,121	25,056
Rent	62,449	79,659
Taxes	17,473	24,323
Telephone and utilities	11,915	21,633
Travel and entertainment	5,041	6,421
Clearing and execution	59,079	78,802
Market data services	58,399	64,581
Loss on disposal of assets	1,937	-
	698,514	797,738
NET INCOME (LOSS)	$ (567,369)	$ 125,274

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years ended December 31,

	Common stock	Additional paid-in capital	Accumulated deficit
Balance - January 1, 2007	$ 22,500	$ 1,604,377	$ (1,053,089)
Net income for the year	-	-	125,274
Capital contributed	-	129,775	-
Distribution to stockholder	-	(21,311)	-
Balance - December 31, 2007	22,500	1,712,841	(927,815)
Net loss for the year	-	-	(567,369)
Capital contributed	-	163,514	-
Distribution to stockholder	-	(20,642)	-
Balance December 31, 2008	$ 22,500	$ 1,855,713	$ (1,495,184)

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (567,369)	$ 125,274
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	2,351	3,268
Loss on disposal of assets	1,937	-
(Increase) decrease in operating assets:		
Deposits with clearing agency	8,469	(4,675)
Receivable from clearing agency	4,665	22,705
Receivables from employees	7,690	6,857
Interest receivable	5,810	(1,645)
Marketable securities owned, at market value	1,164,545	(545,862)
Securities owned, not readily marketable	-	39,030
Prepaid expenses	2,896	(1,127)
Increase (decrease) in operating liabilities:		
Accounts payable	(133,198)	49,052
Payable to clearing agency	(585,990)	348,658
Accrued salaries and commissions payable	(18,618)	(18,380)
Total adjustments	460,557	(102,119)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(106,812)	23,155
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture and equipment	(758)	-
NET CASH (USED IN) INVESTING ACTIVITIES	(758)	-

Kashner Davidson Securities Corporation

STATEMENTS OF CASH FLOWS - CONTINUED

Years ended December 31,

	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributed additional paid-in capital	118,385	-
Distributions to stockholder	(20,642)	(21,311)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	97,743	(21,311)
INCREASE (DECREASE) IN CASH	(9,827)	1,844
Cash at beginning of year	18,266	16,422
Cash at end of year	$ 8,439	$ 18,266

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the year for interest	$ 27,208	$ 44,558

NON-CASH INVESTING AND FINANCING ACTIVITIES:

In 2008, the sole stockholder contributed securities with a quoted market value of $45,129 to the Company as a contribution to capital. In 2007, the sole stockholder contributed securities with a quoted market value of $129,775 to the Company as a contribution to capital.

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Florida in 1969 and is engaged primarily in the brokerage and investment advisory business in Sarasota, Florida. The Company transacts business through corresponding brokers and does not handle any customer securities.

2. Accounting Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. The Company maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per bank. At December 31, 2008, amounts on deposit at commercial banks were fully insured by FDIC.

4. Accounts Receivable

The accounts receivable from clearing agency represents commissions and trading profits earned which were not received at year-end. The Company makes certain advances to employees in anticipation of commission income. The Company uses the allowance method of accounting for doubtful accounts. The allowance is based upon a review of the current status of existing receivables and management's estimate as to their collectibility.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

5. Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at quoted market value, and securities not readily marketable are valued at fair value as determined by management.

6. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

7. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization is provided for in amounts sufficient to relate the cost of assets to operations over estimated useful lives ranging from three to thirty-nine years principally on the straight-line and accelerated methods for both tax and financial accounting purposes. Major renewals, betterments and replacements are capitalized. Maintenance and repairs are charged to expense as incurred.

8. Income Taxes

Income taxes on net earnings are payable personally by the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code not to have the Company taxed as a corporation.

NOTE B - GOING CONCERN

The Company experienced a substantial loss in the firm trading accounts for the year ended December 31, 2008. Historically, income from commissions and other customer revenue sources were not sufficient to cover the operating overhead of the Company. The sole stockholder has contributed to the capital of the Company in both 2007 and 2008 maintain compliance with the minimum net capital requirements. The sole stockholder does not have the personal resources necessary to contribute additional capital to the Company. Management has taken steps to reduce its operating overhead costs and improve its revenues. The Company's ability to continue as a going concern is dependent upon the success of the Company in realizing profits from its trading account. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities should the Company be unable to continue as a going concern.

NOTE C - FAIR VALUE

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

NOTE C - FAIR VALUE - CONTINUED

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Financial instruments owned:					
Equities	$ 434,556	$ -	$ -	$ -	$ 434,556

NOTE D - DEPOSITS WITH CLEARING AGENCY

At December 31, 2008 and 2007, the Company had cash deposits of $102,312 and $110,781, respectively, in various firm accounts with a clearing agency. These accounts are not insured by FDIC.

At December 31, 2008 and 2007, the clearing agency placed $733 and $461, respectively, in a restricted guarantee account to collateralize unsecured customers debit balances. This account is netted with the amount payable to the clearing agency in the accompanying financial statements.

NOTE E - RECEIVABLE FROM AND PAYABLE TO CLEARING AGENCY

Amounts receivable from and payable to clearing agency at December 31, consist of the following:

	2008		2007	
	Receivable	Payable	Receivable	Payable
Commissions receivable	$ 12,744	$ -	$ 17,387	$ -
Trading receivable	27	-	49	-
Payable to clearing agency	-	198,424	-	784,414
	$ 12,771	$ 198,424	$ 17,436	$ 784,414

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing agency relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE F - SECURITIES OWNED

Marketable securities consist of trading and investment securities at quoted market values of $434,556 and $1,553,972 at December 31, 2008 and 2007, respectively.

The Company purchases securities for its own account in excess of amounts on deposit with the clearing agency.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

These securities consisted of:

145,000 warrants, which management believed to be worthless at December 2007. Each warrant entitled the holder to purchase up to an aggregate of 145,000 shares of class A common stock at $7.75 per share through December 15, 2008. The warrants were restricted securities under Rule 144 of the Securities Act of 1933. No warrants were exercised during 2007. The warrants expired in 2008.

NOTE G - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

A summary of furniture, equipment and leasehold improvements as of December 31, follows:

	2008	2007
Furniture and equipment	$ 118,134	$ 276,556
Leasehold improvements	41,533	116,426
	159,667	392,982
Less accumulated depreciation and amortization	157,936	387,721
	$ 1,731	$ 5,261

NOTE H - OPERATING LEASES

The Company conducts its operations in a leased facility under an operating lease. The lease expired in September 2008. The Company negotiated a new lease in October 2008 for a smaller space, which expires in September 2011. The Company may, at its option, renew the lease for an additional 3 years under the same terms as the current lease.

The lease requires monthly payments of $2,220, plus sales tax and $50 per month for water, sewer, and trash services. The rental payments are adjusted annually for fluctuations of the Consumer Price Index (CPI).

The following is a schedule by year of minimum lease payments, without any CPI adjustments.

Year	Amount
2009	$ 29,105
2010	29,105
2011	21,829

Rent expense for the years ended December 31, 2008 and 2007 was $62,450 and $79,659, respectively.

During a prior year, the Company entered into a month-to-month contract with a corporation to sublease office space for $1,409 per month. The sublease terminated on September 30, 2008 at which time it was renewed with a 2% increase in the rate. The corporation gave a 60 day written notice in December 2007 to cancel the contract.

Sublease income totaled $2,040 and $17,611 for the years ended December 31, 2008 and 2007, respectively.

NOTE I - DISTRIBUTION TO STOCKHOLDER

During 2008 and 2007, $20,642 and $21,311, respectively was distributed to the sole stockholder. Since the Company does not have retained earnings, the distributions have been accounted for as a reduction of additional paid-in capital.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include options and short sales (securities sold, not yet purchased). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Such transactions are entered into for trading purposes or to hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company controls such risks by establishing limits and monitoring procedures.

NOTE K - RETIREMENT PLAN

The Company has established a qualified deferred compensation plan covering substantially all employees. The plan provides for the Company to match fifty percent of the employee's contribution up to a maximum of four percent of gross wages. Contributions vest ratably over a six year period. Plan expense was $5,673 and $9,267 for the years ended December 31, 2008 and 2007, respectively.

NOTE L - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees the clearing agent against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE M - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had a minimum net capital requirement of $100,000, and net capital of $237,999 and $325,970, respectively. The Company's net capital ratio at December 31, 2008 was .89 to 1. Management does not anticipate any distributions during the six month period ended June 30, 2009. The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3 and does not hold customer funds or securities; therefore, there were no procedures performed regarding information relative to the possession or control requirements or the reserve requirement under SEC Rule 15c3-3.

NOTE N - RECENT ACCOUNTING AND REPORTING STANDARDS

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ended December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies*. Accordingly, a loss contingency is recognized when it is probably that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

NOTE O - CLAIMS AND CONTINGENCIES

The Company is involved in various asserted claims arising in the ordinary course of operations. At December 31, 2008, the following claims are in various stages of litigation:

On December 27, 1993, the Commonwealth of Massachusetts, Office of the Secretary of State, Securities Division, commenced an administrative complaint proceeding seeking to permanently revoke the Company's registration as a broker-dealer in Massachusetts, an accounting and disgorgement of profits and other monies, an administrative fine, costs, a cease and desist order, and other relief. The Massachusetts complaint remains unsettled, but there has been no substantial activity on this matter since 1996.

The Company was involved in an arbitration proceeding before the NASD in which the Company filed a claim against two former customers for a margin debt due the Company. The former customers filed a counter-claim against the Company asserting claims for unsuitability, fraud, unauthorized transactions and RICO seeking unspecified damages. In June 2005, the NASD arbitration panel awarded the Company $421,000 plus interest until the date of payment of the award and dismissed the former clients' counter-claim. Thereafter, the Company filed an action in the United States District Court for the District of Massachusetts seeking a confirmation of the Award and judgment against the Company's former customers. In August 2005, the Company's former customers filed a counterclaim seeking to vacate the Award. On December 5, 2006, the Court entered Judgment in favor of the Company confirming the Award and denying the Counterclaim. On December 22, 2006, the former customers filed a Notice of Appeal to the First Circuit Court of Appeal. On June 27, 2008, the First Circuit Court of Appeal vacated the Award on the grounds that the Arbitration Panel manifestly disregarded the law by dismissing Respondents' counterclaims as a sanction without first issuing a lesser sanction. On August 20, 2008, the District Court issued an Order requiring the matter to be resubmitted to FINRA for further proceedings consistent with the First Circuit's Decision. The Company has resubmitted the matter back to FINRA and demanded that FINRA reconvene the original Arbitration Panel for further proceedings as directed by the District Court. This request is pending before FINRA and the Company does not know how FINRA will proceed on this issue. As this matter is pending before FINRA, it is difficult to estimate the likelihood of an unfavorable outcome and estimate the amount or range of potential loss at this time. Management has indicated that it intends to vigorously defend this matter.

NOTE O - CLAIMS AND CONTINGENCIES - CONTINUED

In a second case, the Claimant asserted claims in the Circuit Court of Sarasota County, Florida for breach of fiduciary duty, negligence, fraud, failure to supervise, and violations of Florida Securities Laws in connection with losses sustained in a private investment entered into outside of the Company's brokerage activities through a broker employed by the Company. The claim was settled in 2008 for $60,000

In a third case, filed in August 2007, the Claimant asserted a claim for losses sustained in a private investment entered into outside of the Company through her son-in-law. The claim was settled in 2008 for $50,000.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2008

Kashner Davidson Securities Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

NET CAPITAL

Stockholder's equity		$ 383,029
Deductions for non-allowable assets		
Accounts receivable - employees	$ 4,700	
Prepaid expenses	26,280	
Interest receivable	5,016	
Furniture, equipment and leasehold improvements	1,731	
Cross guarantee account	733	
		38,460
Net capital before haircuts on securities positions (tentative net capital)		344,569
Haircuts on securities		
Trading and investment securities	65,183	
Undue concentrations	39,341	
Money market funds	2,046	106,570
NET CAPITAL		$ 237,999

AGGREGATE INDEBTEDNESS

Items included in balance sheet		
Accounts payable	$ 10,223	
Payable to clearing agency	198,424	
Accrued commissions payable	4,129	
Total aggregate indebtedness	$ 212,776	
Ratio: Aggregate indebtedness to net capital		.89 to 1
Minimum net capital requirement		$ 100,000

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008) is not presented as there are no material differences.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL REQUIRED

BY SEC RULE 17a-5

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street, Floor 2
Sarasota, Florida 34231-3694
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Kashner Davidson Securities Corporation

In planning and performing our audit of the financial statements and supplementary information of Kashner Davidson Securities Corporation (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Matheson & Company, P.A.

Sarasota, Florida
February 19, 2009